# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Renewable Corporation, CIK 0001791863
CUSIP: 11285B108
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, New York, New York (NY), 10281-1048
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,813,835; sole dispositive power 0; shared dispositive power 44,813,835; aggregate amount beneficially owned 44,813,835 (24.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, Brookfield Corporation ("Brookfield") beneficially owns (i) class A.2 exchangeable non-voting shares of Brookfield Renewable Holdings Corporation ("Class A.2 Shares") held as follows and that are subject to the Ownership Cap (as previously described in Item 4 of Amendment No. 7 to Schedule 13D): 2,758,183 Class A.2 Shares held by Brookfield Renewable Power Inc. ("BRPI"), 3,000,000 Class A.2 Shares held by BRPI Holding Inc. ("BRPIH"), 100,000 Class A.2 Shares held by Brookfield Investments Corporation ("BIC"), 28,761,500 Class A.2 Shares held by BIC Holdings LP, a subsidiary of BIC, and 100,000 Class A.2 Shares held by Brookfield Corporate Holdings Ltd., each of which is a subsidiary of Brookfield, and (ii) 10,094,152 class A exchangeable subordinate voting shares (the "BEPC Shares") of Brookfield Renewable Corporation (the "Issuer" or "BEPC") held by subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to Brookfield ("BNT"), that are subject to the terms of the Voting Agreement (as previously described in Item 6 of Amendment No. 7 to Schedule 13D).
  
  As of the date of this Amendment No. 8 to Schedule 13D, the total number of Class A.2 Shares that may be exchanged into BEPC Shares due to the Ownership Cap is 15,838,188.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate number of outstanding BEPC Shares of 150,879,577 as of July 21, 2026. Percentage ownership would be 15.6% assuming only 15,838,188 Class A.2 Shares are exchanged into 15,838,188 BEPC Shares due to the Ownership Cap and the Voting Agreement.
  
  Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer ("Class B Shares"), which represent a 75% voting interest in the Issuer.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,813,835; sole dispositive power 0; shared dispositive power 44,813,835; aggregate amount beneficially owned 44,813,835 (24.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes (i) BEPC Shares that may be issued to Brookfield upon exchange of Class A.2 Shares without giving effect to the Ownership Cap and (ii) BEPC Shares held by subsidiaries of BNT.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate number of outstanding BEPC Shares of 150,879,577 as of July 21, 2026.
- BROOKFIELD RENEWABLE POWER INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,758,183; sole dispositive power 0; shared dispositive power 5,758,183; aggregate amount beneficially owned 5,758,183 (3.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents BEPC Shares that may be issued to BRPI and its subsidiary, BRPIH, upon exchange of Class A.2 Shares.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate number of outstanding BEPC Shares of 150,879,577 as of July 21, 2026.
- BROOKFIELD INVESTMENTS CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,861,500; sole dispositive power 0; shared dispositive power 28,861,500; aggregate amount beneficially owned 28,861,500 (16.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents BEPC Shares that may be issued to BIC and BIC Holdings LP upon exchange of Class A.2 Shares.
  
  In reference to Row 13 above, the percentage ownership is based on an aggregate number of outstanding BEPC Shares of 150,879,577 as of July 21, 2026.
- BROOKFIELD RENEWABLE PARTNERS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROOKFIELD RENEWABLE PARTNERS L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding Class B Shares, which represent a 75% voting interest in the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Name of issuer: Brookfield Renewable Corporation
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, New York, New York (NY), 10281-1048
Comment:
Explanatory Note

This Amendment No. 8 (this "Amendment No. 8") to Schedule 13D amends and supplements the Schedule 13D originally filed on August 3, 2020 (and as amended through Amendment No. 7 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 8.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 8.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 21, 2026, Brookfield Renewable Partners L.P. ("BEP"), BEPC and Brookfield Renewable Partners Inc. ("BEP Inc.") entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Transaction") to simplify BEP's and BEPC's corporate structure by converting BEP and BEPC into a single Canadian publicly traded corporate entity, BEP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to a number of conditions, including obtaining the approval of the holders of limited partnership units ("L.P. Units") of BEP (the "Unitholders") and approval by the British Columbia Supreme Court. If the Transaction is approved by the Unitholders but not by the holders of BEPC Shares (the "Shareholders"), the Transaction will still be completed except that the exchange of BEPC Shares (the "Share Exchange"), as described below, will not occur. A special meeting of Unitholders and a special meeting of Shareholders have been called for October 14, 2026, and security holders of record as of close of business on August 21, 2026 will be entitled to vote at the meetings.

If the Transaction is approved by both the Unitholders and Shareholders, and subject to satisfaction of other conditions, BEP and BEPC will implement the Transaction, pursuant to which, among other things, all L.P. Units, BEPC Shares, Class A.2 Shares and redemption-exchange limited partnership units of Brookfield Renewable Energy L.P. ("BRELP") will be exchanged for newly issued class A subordinate voting shares of BEP Inc. ("BEP Inc. Class A Shares") on a one-for-one basis. In addition, the class A common shares of Brookfield Renewable Partners Limited, the general partner of BEP, will be exchanged for class B multiple voting shares of BEP Inc. ("BEP Inc. Class B Shares"). The limited partnership units of BREP Holding L.P., the general partner of BRELP, and the class A common shares of BRP Bermuda GP Limited, the general partner of BREP Holding L.P., will be exchanged for class I non-voting incentive shares of BEP Inc. ("BEP Inc. Class I Shares"). The newly issued BEP Inc. Class A Shares are expected to be listed on the Toronto Stock Exchange and the New York Stock Exchange.

Following completion of the Transaction, and based on their current ownership and the aggregate number of issued and outstanding BEPC Shares, Class A.2 Shares and L.P. Units, (i) Brookfield and its subsidiaries are expected to own 305,366,071 BEP Inc. Class A Shares, representing approximately 44.9% of the issued and outstanding BEP Inc. Class A Shares (and 305,366,071 BEP Inc. Class A Shares, representing approximately 57.7% of the issued and outstanding BEP Inc. Class A Shares if the Share Exchange does not occur) and 30,014 BEP Inc. Class B Shares, representing 100% of the issued and outstanding BEP Inc. Class B Shares (which BEP Inc. Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares held on the record date for determining the BEP Inc. shareholders entitled to vote at the applicable meeting minus 100), (ii) BNT and its subsidiaries are expected to own 15,242,422 BEP Inc. Class A Shares, representing approximately 2.2% of the issued and outstanding BEP Inc. Class A Shares (and 5,148,270 BEP Inc. Class A Shares, representing approximately 1.0% of the issued and outstanding BEP Inc. Class A Shares if the Share Exchange does not occur), (iii) Brookfield Asset Management Ltd. and its subsidiaries are expected to own 3,977,260 BEP Inc. Class I Shares, representing 100% of the issued and outstanding BEP Inc. Class I Shares and (iv) BEP Inc. will own all of the issued and outstanding L.P. Units, redemption-exchange limited partnership units of BRELP, Class A.2 Shares and, assuming the Share Exchange occurs, BEPC Shares. If the Transaction is completed but the Share Exchange does not occur, BNT and its subsidiaries will own or exercise control or direction over 10,094,152 BEPC Shares, representing approximately 6.7% of the issued and outstanding BEPC Shares.

Further information regarding the Transaction will be contained in a joint management information circular of BEP and BEPC. Subject to the receipt of all required approvals, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the BEPC Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage ownership of BEPC Shares is based on an aggregate of 150,879,577 BEPC Shares outstanding as of July 21, 2026.
Transactions in the class effected during the past sixty days: Except as described in Item 4 in this Amendment No. 8, there have been no transactions by the Reporting Persons in the BEPC Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 8 is hereby incorporated by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (07/23/2026)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (07/23/2026)
- BROOKFIELD RENEWABLE POWER INC.: /s/ Jennifer Mazin, Jennifer Mazin, Co-President, General Counsel and Corporate Secretary (07/23/2026)
- BROOKFIELD INVESTMENTS CORPORATION: /s/ Kathy Sarpash, Kathy Sarpash, Senior Vice President, General Counsel and Secretary (07/23/2026)
- BROOKFIELD RENEWABLE PARTNERS LIMITED: /s/ James Bodi, James Bodi, President (07/23/2026)
- BROOKFIELD RENEWABLE PARTNERS L.P.: by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED, /s/ James Bodi, James Bodi, President (07/23/2026)